Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

Approval of a Capital Increase for the Capitalization of Credits

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Article 157, Paragraph 4, of Law No. 6.404/76 and under the terms of CVM Instruction No. 358/02, informs its shareholders and the market in general that, on this date, the Board of Directors approved the conditions for the Company’s capital increase through the capitalization of part of the Unsecured Credits of the Qualified Bondholders, with the issuance of new common shares and subscription warrants that will be allocated to the subscribers of the shares that are the object of the increase, as provided in Clauses 4.3.3.2 and 4.3.3.5 of the Judicial Reorganization Plan of Oi and its subsidiaries, as approved by the General Creditors Meeting and ratified by the Judicial Reorganization Court (“Capitalization of Credits”).

The Capitalization of Credits was approved by the Board of Directors within the limits of the authorized capital provided for in the Company’s Bylaws, and will be carried out through an issuance of a minimum of 1,039,868,479 new common shares and a maximum of 1,756,054,163 new common shares, at a price of R$7.00 per share, corresponding to a total of at least R$7,279,079,353 and at most R$12,292,379,141. The total number of common shares and subscription warrants to be emitted in the Capitalization of Credits will depend on the result of (i) the payment option election process of the Qualified Bondholders, the deadline for which was extended to March 8, 2018 due to a decision rendered by the Judicial Reorganization Court on February 26, 2018, and (ii) the Exchange Offer to be made to the Qualified Bondholders that opted for that respective payment option.

The capital increase resulting from the Capitalization of Credits is subject to the preemptive rights of Oi’s current shareholders, pursuant to Article 171, Paragraph 2, of Law No. 6.404/76, which can be exercised within a period of a minimum of 30 calendar days, counted as of the publication of a notice to the shareholders that will inform of the commencement of the term and other conditions for the exercise of the preemptive right by the Company’s shareholders (“Notice to Shareholders”). Should the shareholders’ preemptive rights be exercised, in cash, the number of shares to be subscribed by the Qualified Bondholders will be reduced by the corresponding amount and the amount paid in the exercise of such right will be delivered to the holders of the capitalized credits pro rata to the claims they hold.

In the Capitalization of Credits, up to 135,081,089 subscription warrants will also be issued by Oi, within the limit of the authorized capital, which will be allocated to the subscribers of the shares that are the object of the capital increase and each subscription warrant will entitle its holder to subscribe to one of the Company’s common shares.

The other conditions of the Capitalization of Credits will be described in the minutes of the Board of Directors meeting which approved the increase, as well as in the material required by Annex 30-XXXII of CVM Instruction No. 552/14, both of which will be available as soon as possible on the Company’s website (www.oi.com.br/ri), on the CVM’s Empresas.NET System (www.cvm.gov.br), as well as the website of B3 S.A. - Brasil, Bolsa, Balcão (www.bmfbovespa.com.br).

The Company further clarifies that the Notice to Shareholders will be timely disclosed, with the subsequent opening of the term for the exercise of the preemptive rights by its shareholders, after compliance with certain measures necessary for the implementation of the Capitalization of Credits, as provided for in the Judicial Reorganization Plan.

The Company will keep its shareholders and the market informed about the development of the subject matter of this Material Fact.

Rio de Janeiro, March 5, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer